Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)
Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2019 and 2018



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Van Clemens & Co., Inc.
Minneapolis, Minnesota

Opinion on the Financial Statements
We have audited the accompanying balance sheets of Van Clemens & Co., Inc. as of December 31, 2019 and 2018, the related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Van Clemens & Co., Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Van Clemens & Co. Inc.'s management. Our responsibility is to express an opinion on Van Clemens & Co. Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Van Clemens & Co. Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Van Clemens & Co. Inc.'s financial statements. The supplemental information is the responsibility of Van Clemens & Co. Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

Wipfli LLP
We have served as Van Clemens & Co., Inc.'s auditor since 2010.
St. Paul, Minnesota
February 21, 2020

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Balance Sheets
December 31, 2019 and 2018

Assets		2019		2018
Cash	$	99,054	$	68,643
Deposit with clearing organization		21,198		21,048
Securities owned, at market		586,795		1,035,470
Receivable from clearing organization		7,633		13,695
Right of use asset		103,647		-
Prepaid expenses and other assets		68,632		166,457
TOTAL ASSETS	$	886,959	$	1,305,313

Liabilities and Stockholder's Equity				
Liabilities:				
Accrued commissions and bonus	$	56,798	$	49,585
Due to related party		33,231		355,262
Lease liability		102,141		-
Other accrued liabilities		28,976		71,507
Total liabilities		221,146		476,354
Stockholder's equity:				
Common shares - Par value $.10 per share				
Authorized - 100,000 shares				
Issued and outstanding - 63,000 shares		6,300		6,300
Additional paid-in capital		221,916		221,916
Retained earnings		437,597		600,743
Total stockholder's equity		665,813		828,959
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	886,959	$	1,305,313

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Income

Years Ended December 31, 2019 and 2018

	2019	2018
Revenue:		
Commissions	$ 2,001,605	$ 2,148,148
Firm trading gains (losses)	(60,792)	279,580
Interest income and other	19,805	21,302
Total revenue	1,960,618	2,449,030
Expenses:		
Commissions and compensation	1,547,802	1,644,646
Clearing fees	247,164	253,790
Communications	82,129	101,596
Occupancy	68,742	118,226
Regulatory and professional fees	72,523	88,890
Other	50,311	22,940
Total operating expenses	2,068,671	2,230,088
Net income (loss)	$ (108,053)	$ 218,942

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Stockholder's Equity

Years Ended December 31, 2019 and 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2018	$ 6,300	$ 221,916	$ 451,801	$ 680,017
Distributions to stockholder			$ (70,000)	$ (70,000)
Net income			218,942	218,942
Balances at December 31, 2018	6,300	221,916	600,743	828,959
Distributions to stockholder			(55,093)	(55,093)
Net loss			(108,053)	(108,053)
Balances at December 31, 2019	$ 6,300	$ 221,916	$ 437,597	$ 665,813

See accompanying notes to financial statements.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Cash Flows
Years Ended December 31, 2019 and 2018

	2019	2018
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income (loss)	$ (108,053)	$ 218,942
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Net operating cash flows from operating leases	(1,506)	-
Changes in operating assets and liabilities:		
Deposit with clearing organization	(150)	(95)
Securities owned, at market	448,675	(559,791)
Receivable from clearing organization	6,062	3,840
Prepaid expenses and other	97,825	(117,475)
Accrued commissions and bonus	7,213	(11,188)
Due to related party	(322,031)	355,262
Other accrued liabilities	(42,531)	50,049
Total adjustments	193,557	(279,398)
Net cash provided by (used in) operating activities	85,504	(60,456)
Cash flows from financing activities:		
Distributions	(55,093)	(70,000)
Net change in cash	30,411	(130,456)
Cash at beginning of year	68,643	199,099
Cash at end of year	$ 99,054	$ 68,643
Noncash activities:		
Additions to ROU asset obtained from:		
New operating lease liability	$ 129,720	$ -

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 1   Summary of Significant Accounting Policies

Principal Business Activity

Van Clemens & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Hart Securities Corporation (the "Parent").

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and a money market fund. The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the firm trading profit. Securities owned include U.S. equity securities and warrants issued in conjunction with private placement activities. Market value for equity securities is generally based on listed market prices and classified as Level 1 of the fair value hierarchy. Warrants and stock owned in companies not publicly traded are carried at estimated fair value but generally do not have a readily available market and are classified as Level 3 of the fair value hierarchy. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and unadjusted third-party transactions. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 1   Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Commission income and related clearing expenses are recorded on a trade date basis. Revenues and related expenses from the sale of private placements are recognized on the closing date.

Income Taxes

The stockholders of the Parent have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders of the Parent report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

Income tax returns for the years ended 2018, 2017, and 2016 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2019.

New Accounting Pronouncements
The adoption of ASU No. 2016-02, *Leases*, resulted in the recognition of an operating right-of-use asset of $146,035 and operating lease liability of $129,720 as of January 1, 2019. These amounts were determined based on the present value of minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption. There was no material impact to the timing of expense in the Company's statement of income. Disclosures related to the Company's leasing activities are presented in Note 4.

Subsequent Events

Subsequent events have been evaluated through February 21, 2020, which is the date the financial statements were available to be issued.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 2   Warrants

The Company received warrants as part of a private placement offering for a customer. The warrants provide the Company with exposure to and potential gains upon appreciation of the stock valuation of the private placement customer. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As the expiration date approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, the Company could potentially lose its entire investment in the warrant.

As of December 31, 2019, the Company had 12,084 warrants outstanding and are considered "in the money" with an estimated fair value of $30,210. The warrants expire on March 1, 2020 and have an exercise price of $3.00 per share. All "in the money" warrants are carried at estimated fair value as of December 31, 2019 and are recorded as "Securities owned, at market" on the Balance Sheet. During 2019, the Company exercised 17,050 warrants with a strike price of $1.50 per share and an estimated fair value of $5.50 per share. During 2019, 17,050 warrants with a strike price of $1.50 per share and an estimated fair value of $5.50 per share expired prior to being exercised. As a result of the warrants expiration, the Company recognized a loss of $68,200 in the statements of income.

As part of the private placement transaction, a portion of the warrants received by the Company were assigned to related parties. Approximately 50% of all warrants have been assigned to related parties. The Company has recorded a receivable from related parties totaling $18,126 as of December 31, 2019 for the strike price of the assigned and unexercised warrants. Additionally, as of December 31, 2019, the Company had recorded a liability of $33,231 which represents the net fair value of the "in the money" warrants for warrants due to related parties. In the event of a decrease in the estimated fair value of the warrants, the liability for amounts due to related parties will also decrease.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 3   Receivable From Clearing Organization

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on the trade date and recorded as a receivable by the Company. The receivable is generally paid within 30 days of the trade date. The Company is required to maintain a minimum $18,000 deposit with the organization to collateralize certain transactions.

Note 4   Operating Lease

As of January 1, 2019, the Company adopted ASU 2016-02 (Topic 842) on a prospective basis using the effective date method. The adoption of the new standard requires additional disclosures have been added in accordance with the ASU. See Note 1 for additional information on this new accounting standard.

The operating lease right of use asset (ROU) represents the right to use an underlying asset during the lease term, while the operating lease liability represents the obligation to make lease payments arising from the lease. The ROU asset and liability are recognized at lease commencement based on the present value of the remaining lease payments considering a discount rate that represents the Company's incremental borrowing rate (5.5% in 2019). Operating lease expense is recognized on a straight-line basis over the lease term and is recognized in occupancy on the statements of income.

The Company leases office space under a non-cancelable operating lease agreement with a remaining term of 27 months. Total lease expense recognized was $67,404 in 2019 and $115,698 in 2018. Future undiscounted lease payments as of December 31, 2019 are as follows:

2020	$	47,313
2021		48,945
2022		12,644
Total undiscounted lease payments		108,902
Less: imputed interest		(6,761)
Total lease liabilities	$	102,141

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 4   401(k) Plan

The Company sponsors a 401(k) plan covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions, of up to 4% of compensation. The total employer contributions charged to operations under the plan were $42,374 and $48,966 for the years ended December 31, 2019 and 2018, respectively.

Note 5   Commitments, Contingencies, and Credit Risk

Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.

In the normal course of business, the Company maintains cash with a national bank. At times, balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limit of $250,000. Management believes this national bank has a strong credit rating and that the credit risk related to these deposits is minimal.

Contingencies

Various legal and regulatory claims may arise from time to time in the normal course of business. In the opinion of management, any liability resulting from such proceedings would not have a material impact on the consolidated financial statements.

Note 6   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $246,425 and a net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019, was 0.48 to 1. The SEC permits a ratio of no greater than 15 to 1. Furthermore, net capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital exceeds 10 to 1.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 7   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 8   Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring or nonrecurring basis, as well as the classification of the assets within the fair value hierarchy. Generally accepted accounting principles (GAAP) define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by generally accepted accounting principles, are used to measure fair value.

Securities owned - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include, among others, trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security or the most recent offering price.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 8   **Fair Value Measurements** (Continued)

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

	Assets Measured at Fair Value	Recurring Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2019				
Assets - Securities owned	$ 586,795	$ 281,454	$ -	$ 305,341
2018				
Assets - Securities owned	$ 1,035,470	$ 412,360	$ -	$ 623,110

The Company owned stock in an unrelated company with an estimated fair value of $275,131 that was not publicly traded as of December 31, 2019. Warrants with an estimated fair value of $30,210 were considered "in the money" as of December 31, 2019. The stock and warrants have been valued using unadjusted third-party transaction values. As a result, there were no unobservable inputs that have been internally developed by the Company in determining the fair values of its investments as of December 31, 2019.

Additional Information

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Schedule I: Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2019

Net capital:		
Total stockholder's equity	$	665,813
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily convertible to cash		305,341
Prepaid expenses and other assets, and portion of deposit with clearing organization		71,829
Total nonallowable assets		377,170
Net capital before haircuts on securities positions	$	288,643
Haircuts on securities		(42,218)
Net capital	$	246,425
Aggregate indebtedness:		
Items included in balance sheet:		
Liabilities	$	221,146
Less: lease liability		(102,141)
Total aggregate indebtedness	$	119,005
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$	7,934
Minimum dollar requirement		100,000
Net capital requirement	$	100,000
Excess net capital	$	146,425
Ratio: Aggregate indebtedness to net capital		0.48 to 1.0

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2019, Part IIA FOCUS filed in January 2020.



Report of Independent Registered Public Accounting Firm

Board of Directors
Van Clemens & Co., Inc.
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Van Clemens & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Van Clemens & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Van Clemens & Co., Inc. stated that Van Clemens & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Van Clemens & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Van Clemens & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 21, 2020

Van Clemens & Co., Inc.'s
Exemption Report

Van Clemens & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.[1]

Van Clemens & Co., Inc.

I, _Basil Joseph_, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Basil Joseph_

Title: CFO /CCO

February 21, 2020

WIPFLi

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

Van Clemens & Co., Inc.
Minneapolis, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Van Clemens & Co., Inc. and the SIPC, solely to assist you and SIPC in evaluating Van Clemens & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Van Clemens & Co., Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including evaluation of the Company's bank statement, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion on compliance or conclusion, respectively, on Van Clemens & Co., Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Van Clemens & Co., Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 21, 2020